Exhibit 99.1

MHG - STRONG EARNINGS IN A CHALLENGING QUARTER

Harvest volumes Q3 2014 (1)

Farming Norway	64 thousand tonnes
Farming Scotland	14 thousand tonnes
Farming Canada	7 thousand tonnes
Farming Chile	17 thousand tonnes
Other	5 thousand tonnes
Total	107 thousand tonnes

In connection with the presentation of the Q2 2014 results, Marine Harvest guided a total harvest volume of 106 thousand tonnes (HOG) for Q3 2014.

Notes:
(1) The harvest volumes are provided in head on gutted (HOG) equivalents. The figures include salmonid species only.

Additional information

Operational EBIT for the Group was approximately NOK  870 million in Q3 2014 (NOK 793 million in Q3 2013).

Total operational EBIT per kg through the value chain were approximately as follows for the main sources of origin:

•	Norway	NOK 9.6
•	Scotland	NOK 9.8
•	Canada	NOK 4.6
•	Chile	NOK 6.0

Exceptional mortality in the quarter impacted operational EBIT adversely by about NOK 60 million in the quarter.

MH Feed generated an operational EBIT of about NOK 20 million at a production volume of about 56 thousand tonnes in the quarter. As the feed production is applied for internal purposes only, accounting practices prevent a realisation of the segments profits in the Group accounts prior to harvesting of the fish having consumed the feed.

Reported net interest bearing debt (NIBD) was approximately NOK 7,230 million by the end of the quarter.

The full Q3 2014 report will be released on 22 October at 0700 CET.

This press release may be deemed to include forward-looking statements, such as statements that relate to salmonid production volume.  Actual events could differ materially from those indicated by these statements because the realization of those events is subject to many risks and uncertainties. Factors that could affect actual events include: risks associated with fluctuations in salmon prices, risks associated with the supply and demand of salmon, including global economy, salmon prices and consumer preferences and operational risks, in particular those relating to our cost in Norway. All forward-looking statements included in this news release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward- looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.